X KW 3/12/14

14046912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67721

SEC Mail Processing Section
FEB 28 2014
Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Robert Van, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric. V. Standifer (510)-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Robert Van, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

Clorise Beasley
Notary Public

[signature]
Signature

President
Title

SWORN TO BEFORE ME THIS
DAY OF 27th February 2014
STATE OF NEW YORK
} S.S.
COUNTY OF New York

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

BLAYLOCK ROBERT VAN, LLC

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Blaylock Robert Van, LLC

We have audited the accompanying statement of financial condition of Blaylock Robert Van, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock Robert Van, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2014

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	4,405,821
Receivables from clearing brokers, including clearing deposits of $521,000		822,341
Investment banking, commission and other receivables, net		626,037
Due from affiliate		252,292
Investment in private partnership, at fair value		159,510
Restricted cash		600,000
Fixed assets, net		23,828
Other assets		252,792
	$	7,142,621
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	691,145
Participation agreement		2,014
Total liabilities		693,159
Liabilities subordinated to claims of general creditors		2,000,000
Members' equity		4,449,462
	$	7,142,621

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Blaylock Robert Van, LLC (the "Company") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. The Company's operations consist of distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities.

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investment in Private Partnership

Investments in private partnerships are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies.

1. Nature of business and summary of significant accounting policies (continued)

Investment in Private Partnership (continued)

The Company applies the practical expedient to its investments in private partnerships on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation.

Fair Value – Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable. The Company's Management oversees the entire valuation process of the Company's Level 3 investments. The Company is responsible for developing the written valuation processes and procedures, conducting periodic reviews of the valuation policies and evaluation the overall fairness and consistent application of the valuation policies. Valuations determined by the Company are required to be supported by market data, industry accepted pricing models, or other methods the Company deems to be appropriate.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of U.S. companies and are valued at fair value, with gains and losses on securities included in revenues.

Investment Banking Revenues and Receivables

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions are recorded on a trade-date basis. The Company may enter into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

1. Nature of business and summary of significant accounting polies (continued)

Income Taxes (continued)

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Cash equivalents	$ 4,032,416	$	$	$ 4,032,416
Investment in private partnership			159,510	159,510
	$ 4,032,416	$ -	$ 159,510	$ 4,191,926

2. Fair value measurements (continued)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2013 were as follows:

	Beginning Balance January 1, 2013	Realized & Unrealized Gains (Losses)	Distributions	Ending Balance December 31, 2013	Change in Unrealized Gains (Losses) for Investment Still Held at December 31, 2013
Assets (at fair value)					
Investment in private partnership	$ 6,097,388	$ 1,007,356	$ (6,945,234)	$ 159,510	$ (7,629,931)

The Company's Level 3 investments have been valued using the pro-rata share of the net asset value of the private partnership. As result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2013.

3. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2013 are as follows:

Computer equipment	$ 261,132
Furniture and fixtures	85,558
Leasehold improvements	14,218
	360,908
Less accumulated depreciation	337,080
	$ 23,828

4. Liabilities subordinated to claims of general creditors

On January 31, 2011, the Company entered into two subordinated loan agreements, approved by FINRA, as extended and approved by FINRA, maturing on January 31, 2015 and bearing interest at 12% per annum payable quarterly. The subordinated loans aggregate to $2,000,000, of which $600,000 is in the form of restricted cash and $1,400,000 is in the form of cash subordinated loan agreement. Interest expenses for the year ended December 31, 2013 approximated $240,000 as related to these subordinated loans. Interest has been paid through December 31, 2013.

5. Members' equity

The equity of the Company is divided into three classes of shares, Class A, Class B and Class C shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2013, Robert Van Securities, Inc. owns 99.9% of Class A shares. The Class B and Class C members have no voting rights. The Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2013, Blaylock & Co. owns 100% of the Class B Shares. Capital & Credit Financial Group Limited ("CCFG") owns 100% of Class C shares which represents a 1% membership interest of the Company.

On July 26, 2013, the Company redeemed an aggregate of 80 Class B shares from two former employees of the Company for $140,000 cash.

6. Profit sharing plan

The Company has an established nonqualified supplemental deferred compensation plan (the "BRV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of compensation is at the sole discretion of the Board of Directors. The deferred compensation will vest 1/3 on the first day of the succeeding plan year three years after contributions are made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2013, the deferred compensation amount of approximately $292,000 is included in accrued expenses on the statement of financial condition. All of the compensation cost related to the plan has been recognized as of December 31, 2013.

7. Life insurance policy

The Company owns life insurance contracts on the lives of certain key employees. As beneficiary of the life insurance policy, the Company will receive the cash surrender value if the policy is terminated. As of December 31, 2013, the Company has paid approximately $126,000 in premium payments, net of refunds for cancelled policies, and the cash surrender value is approximately $85,000 and is included in other assets on the statement of financial condition.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $5,224,000 which was approximately $5,124,000 in excess of its minimum requirements of $100,000.

9. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to the Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $521,000.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. During the year, the Company received a judgment against one of its former customers for approximately $530,000. This amount is included in other on the statement of operations as no amount has been collected to date.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

12. Commitments and contingencies

Commitments

The Company leases its office space under leases which expire between 2014 and 2016.

Aggregate future minimum annual lease payments in the years subsequent to December 31, 2013 are as follows:

Year ending December 31,	
2014	$ 458,000
2015	333,000
2016	302,000
	$ 1,093,000

Occupancy expense for the year ended December 31, 2013 was approximately $514,000 which is included in the statement of operations. Included in other assets is approximately $104,000 pledged as security deposits for office leases

12. Commitments and contingencies (continued)

Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

13. Related party transactions

The Company signed a sub-license agreement with an affiliate for use of Robert Van Securities, Inc., ("RVSI") market data research system and agreed to pay 100% of the costs of the market data research system and related research tools expenses as well as a sub-license fee of $10,000 per month beginning on March 1, 2012. On August 27, 2012, the Company entered into a prepayment agreement with this affiliate and paid $200,000 in sub-license fees for the period of March 2012 through October 2013. Sub-license fees of $100,000 are included in communications and data processing costs in the statement of operations for the year ended December 31, 2013. As consideration for the prepayment, the affiliate provided RVSI with a two (2) month discount, thereby making the next payment of the sub-license fee due on January 1, 2014.

On February 1, 2013, the Company loaned Robert Van Securities, Inc. $250,000 under the terms of a promissory note bearing interest at 1% per annum and maturing on January 31, 2015.

14. Investment in Marathon Asset Management

On April 24, 2009, the Company and Marathon Asset Management, L.P. ("Marathon") successfully filed an application with the U.S. Department of the Treasury to allow Marathon to serve as a manager of the Legacy Securities Public-Private Investment Fund (the "Legacy Securities PPIF") which proposed that certain fund raising, investment management and related services will be provided to Marathon and/or the Legacy Securities PPIF by the Company. In connection with the services to be provided by the Company, the Company will share in 12% of the fees paid to Legacy Securities (Private Fund) GP, LLC (the "Private Fund").

Additionally, the Company entered into an agreement with Marathon on March 31, 2010, whereby the Company made a capital commitment to the Private Fund of $2,400,000 representing 12% of the total capital commitment of the Private Fund. Marathon made available to the Company a non recourse loan ("Marathon Loan") of $1,920,000 which bore interest at 2.8% for purposes of funding the capital commitment of the Company. The Marathon Loan has been repaid in full from management fees and capital distributions received from the Private Fund.

As of December 31, 2013, the Company invested all of the capital commitment, an aggregate of $2,400,000, in the Private Fund. The Company invested $360,000 in cash, $120,000 from a former employee of the Company under the terms of a participation agreement and $1,920,000 under the terms of the Marathon Loan.

14. Investment in Marathon Asset Management (continued)

As described above, a former employee of the Company contributed $120,000 in cash towards the total investment of $2,400,000 or 5%. There are no written agreements between the Company and the former employee. The Company has agreed that the former employee would share in 5% of the profits and losses from the investment exclusive of incentive fees and management fees which are earned in the Company's capacity as manager of the Legacy Securities PPIP. At December 31, 2013, the investment of $120,000 has earned a profit of approximately $63,000. In addition, the Company has made capital distributions of approximately $181,000 to the investor resulting in a liability due to the investor of approximately $2,000 at December 31, 2013 which was satisfied in January 2014.

At December 31, 2013, the investment was valued at approximately $160,000. For the year ended December 31, 2013, the Company has a net gain on the investment of approximately $1,022,000, inclusive of profits on the investment and incentive fees, and management fees of approximately $119,000 which are reflected on the statement of operations.

During the year ended December 31, 2013, the Company received aggregate gross capital distributions of $6,945,000 from Marathon representing a return of capital invested, profits, and incentive fees earned on the investment.

In January 2014, the Company received the final distribution of approximately $160,000 from Marathon and distributed approximately $2,000 of the proceeds received to the 5% investor. The investment was fully liquidated in January 2014.

15. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accounts with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect the adoption of the amendments will have a material impact on the Company or its financial statements.

16. Subsequent Event

During February 2014, the Company appointed Bernard Beal as chairman of the Board and effected a name change to Blaylock Beal Van, LLC that was approved by FINRA on February 20, 2014.